Filed by VimpelCom Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company’s Commission File No.: 001-14522

The following is an English translation of a disclosure notice that VimpelCom Ltd. was required to publish through a Russian news service pursuant to the tender offer and disclosure rules of the Russian Federation:

Disclosure of the filing of a voluntary tender offer with the federal executive body of the Russian Federation responsible for the securities market

Disclosed Facts:

1.	The person making the voluntary tender offer (its full company name and registered address or his/her full name and place of residence, as the case may be):

VimpelCom Ltd., a company with its principal place of business at Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands.

2.	The company that issued the securities specified in the voluntary tender offer (its full company name and registered address):

Open Joint Stock Company Vimpel-Communications, 10, 8th March Street, Building 14, Moscow 127083, Russian Federation.

3.	The securities issued by such open joint stock company in series and specified in the voluntary tender offer (the type/class/series and number of the securities to be acquired):

•	Fifty one million two hundred eighty one thousand twenty two (51,281,022) uncertificated registered shares of common stock, state registration No. 1-02-00027-A; and

•	Six million four hundred twenty six thousand six hundred (6,426,600) Type A uncertificated registered preferred shares, state registration No. 2-01-00027-A.

4.	The date of filing the voluntary tender offer with the federal executive body responsible for the securities market:

January 18, 2010.

5.	The type of the tender offer filed with the federal executive body responsible for the securities market:

A voluntary tender offer to acquire all securities issued by an open joint stock company in series specified in Article 84.2(1) of the Federal Law “On Joint Stock Companies.”

Signature:

For VimpelCom Ltd.

By:	/s/Alexander D. Tarabrin

Full Name:	Alexander D. Tarabrin

Title:	authorized representative acting under an unnumbered power of attorney dated December 22, 2009

Date: January 19, 2010

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that VimpelCom Ltd. is unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond VimpelCom Ltd.’s control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

Important Additional Information

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication or distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither VimpelCom Ltd. nor any of its affiliates undertake any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

VimpelCom Ltd. intends to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. VIMPELCOM LTD. URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website (http://www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC.